Exhibit 16.1

January 13, 2012

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously engaged as principal accountants to audit the consolidated financial statements of TransMontaigne Partners L.P. as of and for the year ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011. On December 15, 2011, we were dismissed. We have read TransMontaigne Partners L.P.’s statements included under Item 4.01 of its Form 8-K/A dated January 13, 2012, and we agree with such statements, except that we are not in a position to agree or disagree with TransMontaigne Partners L.P.’s statements included in the last six sentences of the 5th paragraph, and the 7th, 8th and 9th paragraphs.

Very truly yours,

/s/ KPMG LLP